

May 1, 2012

Via Facsimile
Joseph W. Saunders
Chief Executive Officer
Visa Inc.
P.O. Box 8999
San Francisco, CA 94128-8999

> **Re:**   **Visa Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2011**
> **Filed on November 18, 2011**
> **File No. 001-33977**

Dear Mr. Saunders:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

10-K for Fiscal Year Ended September 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Adjusted Financial Results, page 42

Fundamo and PlaySpan Acquisition, page 42

1.   Tell us why you describe the impact of the acquisitions as having a dilutive effect on EPS when both were acquired for cash. Please clarify your use of the term "dilution" and quantify the impact these acquisitions had on your earnings. Further, we note that your financial statement footnote Note – 5 Acquisitions does not contain disclosures outlined

in ASC 805-10-50-2(h). Provide your analysis of why such disclosures were not provided.

Notes to the Consolidated Financial Statements

Note 20 – Income Taxes, page 120

2.   Please tell what consideration you gave to providing disclosures regarding deferred tax liabilities pursuant to FASB ASC 740-30-50-2(c).

Note 21 – Legal Matters, page 124

Multidistrict Litigation Proceedings (MDL), page 127

3.   On page 128, you state that some loss related to the MDL proceedings is reasonably possible and that the current uncommitted balance in the covered litigation escrow account ("$2.7 billion") is consistent with your estimate of the lower end of a negotiated settlement for the entire matter. Please explain to us why you have not disclosed the high end of what appears to be a range of the reasonably possible loss. In addition, describe the factors that changed your estimate of this amount and resulted in an increase of $1.57 billion in the first quarter of 2012.

Exhibits

4.   On page 128, you describe the terms of an omnibus agreement with your co-defendants in the interchange litigation for the multidistrict litigation proceedings in MDL 1720. Please confirm that you will file this agreement with your next periodic report in its entirety, or provide us a detailed analysis why you believe this agreement is not a material agreement required to be filed under Item 601(b)(10) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Joseph W. Saunders
Visa Inc.
May 1, 2012
Page 3

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen G. Krikorian

Stephen G. Krikorian
Accounting Branch Chief